UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

Commission File Number: 1-4373

THREE-FIVE SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
(Full title of the Plan)

THREE-FIVE SYSTEMS, INC.
1600 North Desert Drive
Tempe, Arizona 85281
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN

Financial Statements
December 31, 2000 and 1999
Together with Report of
Independent Public Accountants

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN

Index to Financial Statements and Schedule
December 31, 2000 and 1999

Page
Report of Independent Public Accountants	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000	3

Notes to Financial Statements	4-6

Supplemental Schedule:

Schedule I Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Three-Five Systems, Inc.
401(k) Profit Sharing Plan:

     We have audited the accompanying statements of net assets available for benefits of the Three-Five Systems, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Three-Five Systems, Inc. 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Phoenix, Arizona
May 30, 2001

THREE-FIVE SYSTEMS, INC.

401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999

	2000	1999

Investments	$3,992,688	$3,240,581

Receivable from Three-Five Systems, Inc.	232,413	157,479

Receivable from employees	30,630	2,787

Net assets available for benefits	$4,255,731	$3,400,847

The accompanying notes are an integral part of these financial statements.

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000

Additions to Net Assets Attributable to:

Investment Income-

Interest	$12,184

Dividends	192,554

Contributions-

Employee	724,040

Employer	232,413

Rollovers from other plans	296,519

Total additions	1,457,710

Deductions from Net Assets Attributable to:

Net realized/unrealized losses on investments and other income	(433,870)

Benefits paid to participants	(167,676)

Administrative fees	(1,280)

Total deductions	(602,826)

Net Increase	854,884

Net Assets Available for Benefits:

Beginning of Year	3,400,847

End of Year	$4,255,731

The accompanying notes are an integral part of this financial statement.

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2000 and 1999

1.	Description of the Plan

The following description of the Three-Five Systems, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all U.S. employees of Three-Five Systems, Inc. (the Company) who have completed 90 days of service. The Plan is administered by the Company. The Company is responsible for the general administration of the Plan including compliance with the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was established and became effective on September 1, 1990. Employees are eligible to join the Plan on the first day of the year or the first day of the fourth month, seventh month, or tenth month after they have completed 90 days of service and have attained age 21.

Participants may elect to contribute a percentage of their compensation, up to the maximum amount allowed by law, as a pretax deferral. The Company may also contribute an additional amount determined by its sole judgment. For 2000 and 1999, the Company elected to contribute on a percentage match basis calculated as 50% of the first 6% of the participants’ compensation that was contributed to the Plan. Participants become 100% vested in the Company’s matching contribution after one year of service. Any forfeitures of Company contributions are used to fund Company matching contributions in the year of forfeiture. Participants can change their contribution percentage on the first day of any calendar quarter. Investment options can be changed by the participants through an automated phone system.

The Plan provides for either lump sum distributions, installment payments, life annuities, life annuities with payments guaranteed for any period less than or equal to 20 years, joint and survivor annuities upon retirement, termination of employment, death or disability. The Plan also provides for a lump sum distribution as described in the Internal Revenue Code (the Code) upon proven financial hardship (such as medical expenses), for purchasing a principal residence, payment of tuition, and payments necessary to prevent eviction. Early withdrawals are subject to tax penalties to the participant under the Code.

Although it currently has no intention of doing so, the Company has the right under the Plan agreement to terminate the Plan subject to ERISA. In the event of termination all participants become 100% vested.

2.	Summary of Significant Accounting Policies

     a.     Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

     b.     Use of Estimates

The financial statements were prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     c.     Investments

Participant loans are stated at historical cost, which approximates market value. All other investments are stated at current market value based on quoted market price.

Participants have the option to direct their contributions among nine investment funds managed by Paine Webber Trust Company. The Plan also allows participants to invest up to 10% of their contributions in a fund that invests in the common stock of the Company.

The carrying values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2000 and 1999 are as follows:

2000:

	AIM Blue Chip Fund	$984,185

	American Funds Euro Pacific Growth Fund	355,820

	American Funds Investment Company of America	405,977

	Paine Webber Stable Value Fund	764,527

	Seligman Capital Fund	280,091

	Paine Webber Tactical Allocation Fund	569,544

1999:

	AIM Blue Chip Fund	$990,823

	AIM International Equity Fund	210,559

	Franklin Balance Sheet Investment Fund	454,494

	Oppenheimer Quest Value Fund	309,327

	Paine Webber Stable Value Fund	294,417

	Paine Webber Tactical Allocation Fund	468,255

During the year ended December 31, 2000, the Plan’s investments depreciated in fair value by $433,870, as follows:

Mutual Funds	$(372,091)

Company Common Stock	(61,779)

$(433,870)

Investment earnings, including net appreciation or depreciation of the assets in the Plan, are allocated to participants daily, in proportion to the value of each participant’s account as of that date, to the total of all participant accounts.

     d.     Administrative Fees

Except for certain administrative fees charged by the trustee, expenses incurred to administer the Plan have been paid by the Company.

     e.     Contributions

Employee contributions are recognized in the period in which they are deducted from employees’ paychecks. Employer contributions are recorded in the period in which they are accrued on the Company’s financial statements.

     f.     Payment of Benefits

Benefits are recorded in the period in which they are paid.

     g.     Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

3.	Participant Loans

The Plan allows participants to borrow funds from their accounts upon submitting a written application to the Plan administrator. The loans are for a minimum of $500 and are limited to 50% of the participant’s vested account balance. Loans bear interest at rates ranging from 8.5% to 10.5% and the repayment period may not exceed 60 months, unless the loan is for a home mortgage, in which case the loan term can be extended to 180 months. Participant loans mature in various installments through November 2005. Each loan is secured by the participant’s interest in his/her account. As of December 31, 2000 and 1999, the participant loans which were included in investments in the accompanying financial statements were $159,427 and $126,021, respectively.

4.	Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 2, 1995, covering the amendments made to the Plan through December 19, 1994. The Plan was subsequently amended; however, a new determination letter covering these amendments has not been requested from the IRS. Management is of the opinion that the Plan is currently designed and being operated in accordance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

5.	Market Risk

The Plan invests in various investments which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Furthermore, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Paine Webber. Paine Webber is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Money Market Fund is managed by Riggs. Riggs is the recordkeeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Unitized Stock fund is comprised of Three-Five Systems, Inc. stock. Three-Five Systems, Inc. is the Plan Administrator defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

SCHEDULE I

THREE-FIVE SYSTEMS, INC.

401(k) PROFIT SHARING PLAN

EIN #86-0654102

Form 5500, Schedule H, Line 4(i) —Schedule of Assets (Held at End of Year)

			Number
			of		Current
	Identity of Issue	Description of Investment	Shares	Cost	Value

*	Riggs	Money Market	4,329	$4,329	$4,329

*	Three-Five Systems, Inc.	Unitized Stock Fund	3,116	145,503	140,838

*	Paine Webber	Investment Grade Income Fund	18,218	186,563	173,433

	AIM	Blue Chip Fund	62,448	905,471	984,185

	American Funds	Euro Pacific Growth Fund	11,350	454,393	355,820

	Franklin	Small Cap Growth Fund	3,929	189,684	154,517

	American Funds	Investment Company of America	13,071	412,318	405,977

*	Paine Webber	Stable Value Fund	55,061	715,280	764,527

*	Paine Webber	Tactical Allocation Fund	19,048	587,791	569,544

	Seligman	Capital Fund	11,764	336,370	280,091

*	Various Participants	Participant loans secured by vested benefits, interest ranging from 8.50% to 10.50%, maturing through November 2005		159,427	159,427

				$4,097,129	$3,992,688

*	Indicates a party-in-interest.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Three-Five Systems, Inc 401(k) Profit Sharing Plan

By: /s/ Jeffrey D. Buchanan Name: Jeffrey D. Buchanan Title: Plan Administrator

Date:	June 29, 2001

EXHIBIT INDEX

Exhibit
Number	Description

1	Consent of Arthur Andersen, LLP